Ashwin Gopinath

Co-founder and CTO, Biostate.ai | Prof. @ MIT
Palo Alto, California, United States

Contact

www.linkedin.com/in/ashgopi (LinkedIn)

Top Skills

Artificial Intelligence (AI)
Leadership
Life Sciences

Languages

English (Native or Bilingual)
Hindi (Native or Bilingual)
Malayalam (Full Professional)
Kannada (Full Professional)
Tamil (Full Professional)

Honors-Awards

Robert Dirks Molecular Programming Prize
Outstanding ECE Dissertation Award

Publications

Photonic-Plasmonic Scattering Resonances in Deterministic Aperiodic Structures
Quasi-periodic distribution of plasmon modes in two-dimensional Fibonacci arrays of metal nanoparticles
Spatial and spectral detection of protein monolayers with deterministic aperiodic arrays of metal nanoparticles
Engineering and mapping nanocavity emission via precision placement of DNA origami
Electromagnetic coupling and plasmon localization in deterministic aperiodic arrays

Patents

Deterministic aperiodic patterned dielectric and plasmonic materials for localized electromagnetic field enhancement

Experience

Biostate AI
Co-founder and CTO
June 2023 - Present (1 year 7 months)
Palo Alto, California, United States

Ashwin Gopinath
Angel Investor
October 2022 - Present (2 years 3 months)

Massachusetts Institute of Technology
Assistant Professor
August 2019 - Present (5 years 5 months)

iuno.bio
Co-Founder
August 2021 - Present (3 years 5 months)
San Francisco Bay Area

SomaLogic
Senior Director
August 2022 - March 2023 (8 months)

Palamedrix (acquired by Somalogic (NASDAQ: SLGC))
Co-founder and CTO
July 2020 - July 2022 (2 years 1 month)
San Diego, California, United States

Caltech
Visiting Faculty
August 2017 - June 2022 (4 years 11 months)

X, the moonshot factory
Research Scientist
February 2017 - September 2019 (2 years 8 months)
Mountain view

California Institute of Technology

Senior Research Scientist

June 2010 - February 2017 (6 years 9 months)

Pasadena

Boston University

Research Assistant

September 2005 - April 2010 (4 years 8 months)

Boston

National Centre for Biological Sciences

Research Assistant

January 2005 - July 2005 (7 months)

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Education

Boston University

Ph.D., Electrical and Computer Engineering · (2005 - 2010)

Visvesvaraya Technological University

B.E, Electrical Engineering · (2001 - 2005)

Kendriya Vidyalaya

· (1991 - 2001)